AB
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09040864

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48915

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03-01-2008 AND ENDING 02-28-2009
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonwealth Capital Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Cleveland Street, 7th Floor
(No. and Street)

Clearwater (City) Florida (State) 33755 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kimberly A. Springsteen-Abbott, CEO 877-654-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Asher & Company, Ltd.
(Name – *if individual, state last, first, middle name*)

Ten Penn Center, 1801 Market Street, Suite 1700, Philadelphia, PA 19103
(Address) (City) (State) (Zip Code)

SEC
Mail Processing
Section

APR 17 2009

Washington, DC
122

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kimberly A. Springsteen-Abbott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commonwealth Capital Securities Corp., as of February 28, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Executive Officer

Title

Notary Public 4/15/09 Thomas Avino

THOMAS AVINO MY COMMISSION EXPIRES September 16, 2012 #DD 816880 Bonded thru Notary Public Underwriters NOTARY PUBLIC, STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS,
SUPPLEMENTARY INFORMATION,
INDEPENDENT AUDITORS' REPORT AND
OTHER MATTERS

COMMONWEALTH CAPITAL SECURITIES CORP.

FEBRUARY 28, 2009

Commonwealth Capital Securities Corp.

Contents

ASHER
& COMPANY, LTD.

PLAN. PERFORM. PROSPER.

Certified Public Accountants
Business Consultants

Philadelphia, PA | Marlton, NJ

Ten Penn Center
1801 Market Street, Suite 1700
Philadelphia, PA 19103
215 564-1900 phone
215 564-3940 fax
www.asherco.com

An independent firm associated with
Moore Stephens International Limited

Independent Auditors' Report

The Board of Directors
Commonwealth Capital Securities Corp.
Clearwater, Florida

We have audited the accompanying statement of financial condition of **Commonwealth Capital Securities Corp.** as of February 28, 2009 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Commonwealth Capital Securities Corp.** as of February 28, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

ASHER & COMPANY, LTD.

PLAN. PERFORM. PROSPER

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Asher & Company, Ltd.

ASHER & COMPANY, Ltd.

Philadelphia, Pennsylvania

April 9, 2009

Commonwealth Capital Securities Corp.

Statement of Financial Condition

February 28,		2009
Assets		
Cash	$	184,498
Prepaid expenses		18,936
Total Assets	$	203,434
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable - Commonwealth Capital Corp.	$	65,768
Accrued expenses - commissions		30,805
Accrued income taxes		4,600
Total Liabilities		101,173
Stockholder's equity		
Common stock, $1 par value		
Authorized 1,000 shares		
Issued and outstanding 50 shares		50
Additional paid-in capital		47,120
Retained Earnings		55,091
Total Stockholder's Equity		102,261
Total Liabilities and Stockholder's Equity	$	203,434

See accompanying notes to financial statements.

Commonwealth Capital Securities Corp.

Statement of Operations

Year ended February 28,	2009
Revenues	
Commissions	$ 2,859,164
Interest and other income	174
Total Revenues	2,859,338
Expenses	
Commissions	2,226,013
Compensation	512,588
Regulatory fees	31,494
Operating expenses	18,782
Total Expenses	2,788,877
Income before provision for income taxes	70,461
Provision for income taxes	4,600
Net Income	$ 65,861

See accompanying notes to financial statements

Commonwealth Capital Securities Corp.

Statement of Changes in Stockholder's Equity

	Number of Shares		*Amount*		*Paid-In Capital*		*Retained Earnings*		*Total*
Balance, March 1, 2008	50	$	50	$	47,120	$	(10,770)	$	36,400
Net income	—		—		—		65,861		65,861
Balance, February 28, 2009	**50**	**$**	**50**	**$**	**47,120**	**$**	**55,091**	**$**	**102,261**

See accompanying notes to financial statements.

Commonwealth Capital Securities Corp.

Statement of Cash Flows

Year ended February 28,		2009
Cash flows from operating activities		
Net loss	$	65,861
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in assets and liabilities		
Prepaid expenses		(1,442)
Accounts payable - Commonwealth Capital Corp.		30,473
Accounts payable - Affiliates		(19,700)
Accrued expenses – commissions		13,173
Accrued income taxes		4,600
Net cash provided by operating activities		92,965
Net increase in cash		92,965
Cash at beginning of year		91,533
Cash at end of year	$	184,498

See accompanying notes to financial statements.

1. Organization and Significant Accounting Policies

Organization

Commonwealth Capital Securities Corp. (the "Company") is a wholly owned subsidiary of Commonwealth of Delaware, Inc., which is a wholly owned subsidiary of Commonwealth Capital Corp. (the "Parent").

The Company has registered with the Securities and Exchange Commission as a broker-dealer pursuant to Section 17 of the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the exemptive provisions of SEC Rule 15c3-3. The Company sells units of its affiliated partnerships through broker/dealer firms to their customers throughout the United States.

The Company does not hold funds or securities for, or owe any money or securities to, customers and does not carry amounts of, or for customers. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i).

Cash

The Company considers all highly liquid investments with an initial maturity of three months or less to be cash. Cash, at February 28, 2009, was held in the custody of one financial institution. The account at this institution is federally insured, in aggregate, for amounts up to $250,000. At times, the balances may have exceeded federally insured limits. At February 28, 2009, the total cash balance was approximately $434,000 and exceeded federally insured limits by approximately $184,000. The Company mitigates this risk by depositing funds with a major financial institution. The Company has not experienced any losses in such account, and believes that it is not exposed to any significant credit risk.

1. Organization and Significant Accounting Policies (continued)

Commission/Broker Expense

Selling commissions are 8% of the partners' contributed capital and dealer manager fees are 2% of the partners' contributed capital. These costs have been deducted in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Income Taxes

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standard No. 109, *Accounting for Income Taxes.*

Recent Pronouncements

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Liabilities, including an amendment of FASB Statement No. 115"* ("SFAS No. 159"). SFAS No. 159 permits entities to choose, at specified election dates, to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses will be reported on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157 *"Fair Value Measurements"*. As of March 1, 2008 the Company adopted SFAS No.159. The

Company has not elected the fair value option for any financial assets or financial liabilities.

In September 2006, the FASB issued Statement of Financial Accounting Standards 157, *"Fair Value Measurements"* ("SFAS 157"), which provides guidance on measuring the fair value of assets and liabilities. SFAS 157 applies to other accounting pronouncements that require or permit assets or liabilities to be measured at fair value but does not expand the use of fair value to any new circumstances. This standard also requires additional disclosures in both annual and quarterly reports. In February 2008, the FASB issued two Staff Positions on SFAS 157: (1) FASB Staff Position No. FAS 157-1 (FAS 157-1), *"Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement Under Statement 13,"* and (2) FASB Staff Position No. FAS 157-2 (FAS 157-2), *"Effective Date of FASB Statement No. 157."* FAS 157-1 excludes FASB Statement No. 13, Accounting for Leases, as well as other accounting pronouncements that address fair value measurements on lease classification or measurement under Statement 13, from SFAS 157's scope. FAS157-2 partially defers Statement 157's effective date. As of March 1, 2008 the Company adopted SFAS No. 157 for all financial assets. Adoption of this pronouncement did not impact the financial statements of the Company at February 28, 2009. In October 2008, the FASB issued FSP SFAS 157-3 *"Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active"* ("FSP SFAS 157-3"), which is effective upon issuance for all financial statements that have not been issued. FSP SFAS 157-3 clarifies the application of SFAS 157, in a market that is not active. Adoption of FSP SFAS 157-3 did not impact the financial statements of the Company at February 28, 2009.

In February 2008, the FASB issued Staff Position 48-2 ("FSP FIN 48-2"), effectively deferring the effective date of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*

("FIN 48"). The interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. Specifically, the pronouncement prescribes a "more likely than not" recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax positions. FSP FIN 48-2 defers the effective date of FIN 48 for nonpublic entities to annual financial statements for fiscal years beginning after December 15, 2007. FIN 48 did not have an impact on the financial statements of the Company at February 28, 2009.

2. Transactions with Related Parties

Commission Revenue and Brokerage Fee Expense

The Company recognizes commission revenue and brokerage fee expense on an accrual basis based on the trade date of the underlying customer transactions.

The Company earns commission revenue of approximately 10% on sales of limited partnership units. The commission revenue for the year ended February 28, 2009 is related to Commonwealth Income & Growth Private Fund III, Commonwealth Income & Growth Private Fund IV, and Commonwealth Income & Growth Fund VI, affiliated partnerships.

3. Transactions with Related Parties (continued)

Expenses

The Parent reimburses the Company for certain expenses paid by the Company. For the year ended February 28, 2009, no amounts were reimbursed by the Parent to the Company. In addition, expenses incurred by the Parent in connection with the administration and operation of the Company may not be

reimbursed directly to the Parent. The operating results or financial condition of the Company may have been significantly different had the companies been autonomous.

3. Regulatory Net Capital Requirements

The Company is subject to the net capital rules of the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15-to-1. At February 28, 2009, the Company's regulatory net capital, required regulatory net capital, and ratio of aggregate indebtedness to regulatory net capital were as follows:

Regulatory net capital	$	83,325
Required regulatory net capital	$	6,745
Ratio of aggregate indebtedness to regulatory net capital		1.2-to-1

4. Income Taxes

The Company is a member of a consolidated group for federal income tax purposes and files as a separate entity for state income tax purposes. Income taxes have been provided as though the Company were a taxpaying entity separate from the consolidated group of which it is a member.

The provision for income taxes for the year ended February 28, 2009 consists of current income taxes and has been calculated using current statutory rates. Additionally, the current income tax provision for the year ended February 28, 2009 has been reduced by the net operating loss carryforward of $40,000, allocated to the Company from prior years.

SUPPLEMENTARY INFORMATION

Commonwealth Capital Securities Corp.

Computation of Net Capital under Rule 15c3-1

February 28,		2009
Net capital		
Total stockholder's equity from statement of financial condition	$	102,261
Deductions and/or charges		
Non-allowable assets		
Prepaid expenses		18,936
Total non-allowable assets		18,936
Regulatory net capital	$	83,325
Computation of Basic Regulatory Net Capital Requirement		
Minimum regulatory net capital required	$	6,745
Excess regulatory net capital	$	76,580
Computation of aggregate indebtedness		
Accounts payable - Commonwealth Capital Corp.	$	65,768
Accrued expenses - commissions		30,805
Accrued income taxes		4,600
Aggregate indebtedness	$	101,173
Ratio of aggregate indebtedness to regulatory net capital		1.2-to-1

Commonwealth Capital Securities Corp.

Reconciliation of the Computation of Net Capital under Rule 15c3-1

February 28, 2009

In accordance with SEC Rule 17a-5(d)(4), the Company has no material differences to report.

Commonwealth Capital Securities Corp.

Statement Regarding SEC Rule 15c3-3

February 28, 2009

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

OTHER MATTERS

ASHER
& COMPANY, LTD.
PLAN. PERFORM. PROSPER.

Certified Public Accountants
Business Consultants

Philadelphia, PA | Marlton, NJ

Ten Penn Center
1801 Market Street, Suite 1700
Philadelphia, PA 19103
215 564-1900 phone
215 564-3940 fax
www.asherco.com

An independent firm associated with
Moore Stephens International Limited

Report on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors
Commonwealth Capital Securities Corp.
Clearwater, Florida

In planning and performing our audit of the financial statements of **Commonwealth Capital Securities Corp.** ("Company"), as of and for the year ended February 28, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

ASHER
& COMPANY, LTD.
PLAN. PERFORM. PROSPER

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be a material weakness, as defined above.

ASHER
& COMPANY, LTD.

PLAN. PERFORM. PROSPER

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at February 28, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Asher + Company, Ltd.

ASHER & COMPANY, Ltd.

Philadelphia, Pennsylvania

April 9, 2009